UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Virgin Mobile USA, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92769R108

(CUSIP Number)

Joshua Bayliss

Virgin Management Ltd.

The School House

50 Brook Green

London W6 7RR

United Kingdom

+44 (0)20 7313 2011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92769R108

1.	Names of Reporting Persons. Corvina Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cortaire Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 229
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Gamay Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Virgin Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Sir Richard Branson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cougar Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Plough Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.

Names of Reporting Persons.

Deutsche Bank Trustee Services (Guernsey) Limited (solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. RBC Trustees (CI) Limited (solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,040,316
9. Sole Dispositive Power 25,847,771.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,040,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE: The Reporting Persons have previously filed a statement with the Securities and Exchange Commission (the “SEC”) with respect to the subject class of securities on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder. The indirect acquisition by the Reporting Persons of shared voting power over subject securities on August 22, 2008, which exceeded two per cent of that class, required that the Reporting Persons file this statement with the SEC on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of Virgin Mobile USA, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10 Independence Boulevard, Warren, NJ 07059.

Item 2. Identity and Background

(a), (b), (c) and (f). This statement is being filed jointly by:

(i)	Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation;

(ii)	Cortaire Limited (“Cortaire”), a British Virgin Islands corporation;

(iii)	Gamay Holdings Limited (“Gamay”), a British Virgin Islands corporation;

(iv)	Virgin Group Holdings Limited (“VGHL”), a British Virgin Islands corporation;

(v)	Sir Richard Branson (“Richard Branson”), a citizen of the United Kingdom;

(vi)	Cougar Investments Limited (“Cougar”), a Jersey company;

(vii)	Plough Investments Limited (“Plough”), a Jersey company;

(viii)	Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”), a company governed under the laws of Guernsey, solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (such trusts collectively referred to as the “DB Trusts”); and

(ix)	RBC Trustees (CI) Limited (“RBC Trustees”), a Jersey company, solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (such trusts collectively referred to as the “RBC Trusts”, and together with the DB Trusts, the “Trusts”).

Corvina, Cortaire, Gamay, VGHL, Richard Branson, Cougar, Plough, DBTSGL and RBC Trustees are collectively referred to herein as the “Reporting Persons.” Set forth in Annex A attached hereto are the business address and principal business of each of the Reporting Persons, which is incorporated herein by reference.

Set forth in Annex B attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, which is incorporated herein by reference.

(d) and (e). During the last five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the Covered Persons) has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

SK Telecom USA Holdings, Inc. (“SK Telecom”), EarthLink, Inc. (“EarthLink”) and Helio, Inc. acquired 10,999,373 common units of Virgin Mobile USA, L.P. (“VMU Opco”) (convertible into 10,999,373 shares of Class A Common Stock of the Issuer), 1,807,259 common units of VMU Opco (convertible into 1,807,259 shares of Class A Common Stock of the Issuer) and 193,368 shares of Class A Common Stock of the Issuer, respectively, in connection with SK Telecom’s transfer of 316,504,681 preferred membership units of Helio LLC to VMU Opco, EarthLink’s transfer of 52,003,535 preferred membership units of Helio LLC to VMU Opco and Helio, Inc.’s transfer of 5,564,149 common membership units of Helio LLC to the Issuer (which the Issuer contributed to VMU Opco), in each case, pursuant to the Transaction Agreement, dated as of June 27, 2008, by and among the Issuer, VMU Opco, Helio, Inc., Helio LLC, SK Telecom, EarthLink and Corvina (the “Transaction Agreement”). Upon the execution of the Amended and Restated Stockholders’ Agreement of Virgin Mobile USA, Inc., dated as of August 22, 2008, by and among the Issuer, Corvina, Cortaire, SK Telecom and Sprint Ventures, Inc. (“Sprint”) (the “Amended and Restated Stockholders’ Agreement”), the Reporting Persons acquired shared voting power over the 10,999,373 common units of VMU Opco (exchangeable into 10,999,373 shares of Class A Common Stock of the Issuer) held by SK Telecom and the 193,368 shares of Class A Common Stock held by Helio, Inc. (which is currently controlled by SK Telecom).

Additionally, pursuant to the Transaction Agreement, the Issuer authorized and issued 25,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) to SK Telecom and 25,000 shares of Series A Preferred Stock to Corvina which, together, will be convertible automatically for 5,882,353 shares of Class A Common Stock upon approval by the stockholders of the Issuer (which approval has not yet been obtained). Accordingly, for purposes of this Statement on Schedule 13D, the Reporting persons are also deemed to have acquired shared voting power over these 5,882,353 shares of Class A Common Stock.

Pursuant to the Transaction Agreement and upon approval by the stockholders of the Issuer, which has not yet been obtained, the Issuer also agreed to issue to SK Telecom one share of Class B Common Stock, which will entitle SK Telecom to a number of votes that is equal to the total number of shares of Class A Common Stock for which SK Telecom’s limited partnership interest in Virgin Mobile USA, L.P. is exchangeable.

Item 4. Purpose of Transaction

The Reporting Persons presently intend to hold the Class A Common Stock (or securities convertible into shares of Class A Common Stock) for investment purposes. The Reporting Persons intend to assess the investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares of Class A Common Stock (or securities convertible into shares of Class A Common Stock), or dispose of all or part of the shares (or the securities) in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.

Certain employees of affiliates of the Reporting Persons are currently members of the Board of Directors of the Issuer. As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may, through their affiliates’ employees’ representation on the Board of Directors of the Issuer and otherwise, continue to communicate with the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

Except as set forth in this Statement, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 is also incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a), (b)

As of the filing date of this Schedule 13D each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of 52,040,316 (see row 8 of each cover page) shares of the Issuer’s Class A Common Stock representing 63.1% (see row 13 of each cover page) of the Issuer’s outstanding Class A Common Stock as of the filing date of this Schedule 13D (assuming that all common units of VMU Opco have been converted into shares of Class A Common Stock of the Issuer) and (ii) the power to direct the disposition of the number of shares of Class A Common Stock set forth on row 9 of each cover page for the reasons set forth below:

1. The Virgin Group (“Virgin Group” refers to Virgin Group Holdings Limited and its affiliated entities), Sprint and SK Telecom may be deemed to have beneficial ownership of 52,040,316 shares of Class A Common Stock, as a result of Corvina, Cortaire, Sprint and SK Telecom being parties to the Amended and Restated Stockholders’ Agreement. The Virgin Group does not, however, affirm the existence of any group with Sprint or SK Telecom.

2. Beneficial ownership of 52,040,316 shares of Class A Common Stock is based on (i) 22,791,533 shares of Class A Common Stock held by the Virgin Group, plus (ii) 1 share, in the case of Cortaire, and 115,061 shares, in the case of the other members of the Virgin Group, of Class A Common Stock that may be acquired by such reporting persons upon the conversion of their shares of Class C common stock, par value $0.01 per share (“Class C Common Stock”), plus (iii) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco (an indirect, majority-owned subsidiary of the Issuer), held by Sprint, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer and the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by SK Telecom, which interest is initially exchangeable for 10,999,373 shares of Class A Common Stock of the Issuer, plus (iv) 5,882,353 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock of the Issuer owned by Virgin Group and SK Telecom, subject to stockholder approval of the Issuer, plus (v) one share of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”) held by Sprint, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which Sprint’s limited partnership interest in Virgin Mobile USA, L.P. is exchangeable, plus (vi) 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc., currently controlled by SK Telecom, issued in connection with the closing of the transactions pursuant to the Transaction Agreement.

3. 63.1% is based on (i) 53,233,237 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2008 (as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2008), plus (ii) 1 share, in the case of Cortaire, and 115,061 shares, in the case of the other members of the Virgin Group, of Class A Common Stock that may be acquired by such reporting persons upon the conversion of their shares of Class C Common Stock, plus (iii) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco (an indirect, majority-owned subsidiary of the Issuer) held by Sprint, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer and the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by SK Telecom, which interest is initially exchangeable for 10,999,373 shares of Class A Common Stock of the Issuer, plus (iv) 5,882,353 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock of the Issuer owned by Virgin Group and SK Telecom, subject to stockholder approval of the Issuer, plus (v) one share of the Issuer’s Class B Common Stock held by Sprint, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which Sprint’s limited partnership interest in VMU Opco is exchangeable, plus (vi) 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc., currently controlled by SK Telecom, issued in connection with the closing of the transactions pursuant to the Transaction Agreement.

4. Each of the Reporting Persons other than Corvina and Cortaire does not directly own any shares of Class A Common Stock or Class C Common Stock convertible into Class A Common Stock nor any other securities of the Issuer. However, each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to the voting, or disposal, of the Class A Common Stock held by Corvina and Cortaire. Corvina and Cortaire directly hold the shares of Class A Common Stock and have the direct power to vote and dispose of such shares. Cortaire is a wholly-owned subsidiary of Corvina. Approximately 87% of Corvina is held directly by VGHL. The remaining 13% of Corvina is owned jointly by Gamay and certain senior executives of the Virgin Group. Gamay is a wholly owned subsidiary of VGHL. VGHL is jointly owned by Richard Branson, Cougar, Plough, the DB Trusts and the RBC Trusts, none of whom holds a controlling interest in VGHL. The principal beneficiaries of the DB Trusts and the RBC Trusts are Richard Branson and certain members of his family (the “Beneficiaries”). The Reporting Persons’ ability to vote and dispose of shares of Class A Common Stock is subject to the terms of the Amended and Restated Stockholders’ Agreement. Additionally, pursuant to the Amended and Restated Stockholders’ Agreement, the Reporting Persons have shared voting power over the securities of the Issuer held by Sprint, SK Telecom and Helio, Inc. as described in paragraph 2 above. To the knowledge of the Reporting Persons, none of the Covered Persons beneficially owns, directly or indirectly, any shares of the Issuer’s Class A Common Stock. The information set forth in Item 6 is also incorporated by reference into this Item 5.

(c) There have been no transactions effected with respect to shares of Class A Common Stock during the past 60 days by any of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the Covered Persons), other than the transaction described in Item 3, which is incorporated herein by reference.

(d) The Trusts are ultimately controlled by DBTSGL and RBC Trustees, respectively, for the benefit of their beneficiaries. The trustees are trust companies which have the right to indirectly participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the benefit of their respective beneficiaries in accordance with their respective trust agreements (the “Shares”). The principal beneficiaries of the Trusts include the “Beneficiaries. The Beneficiaries have the right to indirectly participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for their benefit in accordance with their respective trust agreements. The Reporting Persons affirm that, except as otherwise stated in this Item 5(d), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. DBTSGL and RBC Trustees have no power as the trustees of the Trusts to receive or to direct the receipt of dividends from, or the proceeds of sale of, the Shares except in accordance with the terms of the Trusts.

(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Amended and Restated Stockholders’ Agreement

On August 22, 2008, in accordance with the terms of the Transaction Agreement, SK Telecom has been joined as a party to the Amended and Restated Stockholders’ Agreement with the Issuer, Corvina, Cortaire, SK Telecom, and Sprint.

The Amended and Restated Stockholders’ Agreement contains various governance provisions, including provisions relating to the voting of Sprint’s, SK Telecom’s and the Virgin Group’s voting interests in the Issuer. The Amended and Restated Stockholders’ Agreement provides that Sprint, SK Telecom and the Virgin Group will vote their shares of Class A Common Stock, Class B Common Stock and Class C Common Stock to elect to the Board of Directors of the Issuer up to two directors nominated by SK Telecom, up to two directors nominated by Sprint and up to three directors nominated by the Virgin Group, at least three independent directors and one director who will be the Issuer’s chief executive officer. The number of directors that each of Sprint, SK Telecom and the Virgin Group may designate will be reduced if their voting interest in the Issuer is reduced below certain levels specified in the Amended and Restated Stockholders’ Agreement. In addition, (1) if Sprint is not entitled to designate any director pursuant to the immediately preceding sentence, so long as the Issuer’s PCS services agreement with Sprint remains effective, Sprint will have the right to designate one director to the Issuer’s Board of Directors, irrespective of its ownership interest in the Issuer and (2) if the Virgin Group is not entitled to designate any director pursuant to the immediately preceding sentence, so long as the Virgin trademark license agreement remains effective, the Virgin Group will have the right to designate one director to the Issuer’s Board of Directors, irrespective of its ownership interest in the Issuer.

So long as the Issuer qualifies as a “controlled company” under the New York Stock Exchange rules, the Virgin Group shall have the right to designate one of its appointed directors as chairman of the board if it has the right to designate three directors to the Issuer’s board. As long as either Sprint or the Virgin Group has the right to designate at least one director to the Issuer’s Board of Directors, then Sprint or the Virgin Group, as the case may be, shall have the right to appoint one director to the compensation committee of the Issuer’s Board of Directors.

These provisions regarding the appointment of directors will remain in effect until the latest date permitted by applicable law, including any New York Stock Exchange requirements. In addition, within a year of the Issuer ceasing to be a “controlled company” under the New York Stock Exchange rules, the composition of its Board of Directors will be adjusted to comply with the New York Stock Exchange requirements, as necessary.

Under the terms of the Amended and Restated Stockholders’ Agreement, as long as each of Sprint and the Virgin Group have ownership interests in the Issuer of at least 10%, and as long as SK Telecom has an ownership interest in the Issuer of at least 15%, the following actions require the consent of each of Sprint, Virgin Group and SK Telecom: (1) merger, consolidation, reorganization or sale of all or substantially all of the assets of the Issuer; (2) change of control of the Issuer to a direct strategic competitor of Sprint , the Virgin Group, SK Telecom or the Issuer; (3) dissolution or liquidation of the

Issuer; (4) issuance of equity securities, subject to certain exceptions; (5) sale of assets representing 50% of the Issuer’s assets based on the most recently available audited balance sheet; (6) changing the size of the Board of Directors; and (7) amending provisions of the Issuer’s bylaws that relate to the election of directors and the consent rights of Sprint, the Virgin Group and SK Telecom. Notwithstanding the foregoing, the Issuer may take any action specified in clauses (1)-(7) above despite a failure to receive a consent or waiver from SK Telecom if the Issuer received prior approval of such action by more than 75% of the total outstanding voting power attributable to all shares of equity securities entitled to vote on such action. In addition, the following actions require the affirmative vote of a majority of all of the directors serving on the Issuer’s board: (1) dissolution, liquidation or bankruptcy; (2) the creation or issuance of any debt or the creation or issuance of any equity securities; (3) amendment to the Issuer’s by-laws; (4) the incurrence of indebtedness in an amount in excess of $50 million; (5) the adoption of a material change to the Issuer’s strategy or business; and (6) changing the size of the Board of Directors.

Pursuant to the terms of the Amended and Restated Stockholders’ Agreement and subject to certain exceptions, Sprint, SK Telecom and the Virgin Group have the right to subscribe to and purchase a pro rata share of any new securities that the Issuer issues or proposes to issue. Sprint, SK Telecom and the Virgin Group also have a right of first offer in transfers that would result in the Issuer ceasing to qualify as a “controlled company” under the New York Stock Exchange rules.

Pursuant to the terms of the Amended and Restated Stockholders’ Agreement and subject to certain exceptions, the Issuer will indemnify stockholders that are parties thereto against losses arising from (1) the purchase and/or ownership of the Issuer’s equity securities and (2) any litigation to which such stockholder is made a party in its capacity as a holder of the Issuer’s securities.

Transaction Agreement

On August 22, 2008, the Issuer completed its acquisition (the “Acquisition”) of Helio LLC pursuant to the Transaction Agreement. In accordance with the terms and conditions set forth in the Transaction Agreement, the Issuer acquired all of the membership units of Helio LLC in exchange for 12,806,632 partnership units of VMU Opco and 193,368 shares of Class A Common Stock of the Issuer. In addition, each of Virgin Group and SK Telecom invested $25 million into the Issuer in exchange for the issuance by the Issuer of 25,000 shares of newly issued Series A Preferred Stock.

Amendment to the Registration Rights Agreement

On August 22, 2008, in accordance with the terms of the Transaction Agreement, the Issuer entered into Amendment No. 1 to the Registration Rights Agreement, dated as of October 16, 2007, by and among the Issuer, Corvina, Cortaire, Sprint, Best Buy Co., Inc., and Freedom Wireless, Inc. (the “Registration Rights Agreement”), pursuant to which, SK Telecom and Earthlink have been joined as parties to the Registration Rights Agreement.

Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P.

On August 22, 2008, in accordance with the terms of the Transaction Agreement, the Issuer entered into the Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P. (the “Limited Partnership Agreement”), by and among the Issuer, VMU GP I, LLC, Bluebottle USA Holdings L.P., Sprint, SK Telecom and Earthlink, pursuant to which, (i) SK Telecom and Earthlink have been admitted as limited partners of VMU Opco, and (ii) a new series of preferred units of VMU Opco was created with designations, preferences and other rights, terms and conditions that were substantially similar to the designations, preferences and other rights, terms and conditions of the Series A Preferred Stock.

Amendment of the Bylaws

On August 22, 2008, the Issuer’s Bylaws were amended and restated as contemplated in the Transaction Agreement. The Amended and Restated Bylaws of the Issuer provide for, among other things, (1) an increase in the size of the Board of Directors of the Issuer from ten to eleven directors and (2) the right of SK Telecom to appoint two directors to the Board of Directors, subject to SK Telecom continuing to hold certain minimum interests in the Issuer.

Filing of the Certificate of Designations

On August 22, 2008, in connection with the acquisition of Helio, Inc., the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designations of Series A Preferred Stock of Virgin Mobile USA, Inc., pursuant to which the Issuer created 50,000 shares of Series A Preferred Stock. Subject to the approval by the stockholders of the Issuer, the Series A Preferred Stock will be convertible automatically for Class A Common Stock of the Issuer upon the earlier of (i) four years from the date of issuance and (ii) such time as the market price of the Issuer’s Class A Common Stock exceeds $8.50 per share. The Series A Preferred Stock will have a 6% annual dividend and will be convertible at the option of the holder after 18 months after the date of issuance, subject to the approval by the stockholders of the Issuer.

Voting Agreements

On June 27, 2008, in connection with the execution of the Transaction Agreement, each of Virgin Group and Sprint entered into a Voting Agreement (each a “Voting Agreement” and, together, the “Voting Agreements”) with SK Telecom and, for limited purposes, the Issuer, pursuant to which each of Virgin Group and Sprint agree to vote at any meeting of the stockholders of the Issuer at a meeting called therefor, all shares of Class A Common Stock of the Issuer (and all other equity securities of Issuer entitled to vote thereon) beneficially owned by it in favor of the approval of (i) the issuance of Class A Common Stock of the Issuer upon conversion of the Series A Preferred Stock of Issuer, and (ii) the amendment of the Certificate of Incorporation of Issuer to increase the number of authorized shares of Class B Common Stock of Issuer to three and to include SK Telecom as a “Founding Stockholder” for purposes of Article VIII thereof.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 — Transaction Agreement, dated June 27, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 3, 2008)

Exhibit 99.2 — Amendment No. 1 to the Registration Rights Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.3 — Amended and Restated Stockholders Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.4 — Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P., dated August 22, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.5 — Amended and Restated Bylaws, dated August 22, 2008 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.6 — Certificate of Designations, as filed with the Secretary of State of the State of Delaware on August 22, 2008 (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.7 — Voting Agreements, dated June 27, 2008 (incorporated by reference to Exhibit 99.8 to SK Telecom Co. Ltd.’s Statement on Schedule 13D for the Issuer filed on September 5, 2008)

Exhibit 99.8 — Joint Filing Agreement dated September 11, 2008, by and among Corvina Holdings Limited, Cortaire Limited, Gamay Holdings Limited, Virgin Group Holdings Limited, Sir Richard Branson, Cougar Investments Limited, Plough Investments Limited, Deutsche Bank Trustee Services (Guernsey) and RBC Trustees (CI) Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corvina Holdings Limited

By:	/s/ Frank Dearie
Name:	Frank Dearie
Title:	Director

Cortaire Limited

By:	/s/ Frank Dearie
Name:	Frank Dearie
Title:	Director

Gamay Holdings Limited

By:	/s/ Frank Dearie
Name:	Frank Dearie
Title:	Director

Virgin Group Holdings Limited

By:	/s/ Frank Dearie
Name:	Frank Dearie
Title:	Director

/s/ Sir Richard Branson
Sir Richard Branson

Cougar Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Plough Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Deutsche Bank Trustee Services (Guernsey) Limited

By:	/s/ Alison Jane Renouf /s/ Tracy Ann Martel
Name:	Alison Jane Renouf
Tracy Ann Martel
Title:	Authorized Signatories

RBC Trustees (CI) Limited

By:	/s/ Frank Dearie
Name:	Frank Dearie
Title:	Authorized Signatory

Dated: September 11, 2008

Exhibit Index

Exhibit	Description
Exhibit 99.1	Transaction Agreement, dated June 27, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 3, 2008)

Exhibit 99.2	Amendment No. 1 to the Registration Rights Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.3	Amended and Restated Stockholders Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.4	Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P., dated August 22, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.5	Amended and Restated Bylaws, dated August 22, 2008 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.6	Certificate of Designations, as filed with the Secretary of State of the State of Delaware on August 22, 2008 (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.7	Voting Agreements, dated June 27, 2008 (incorporated by reference to Exhibit 99.8 to SK Telecom Co. Ltd.’s Statement on Schedule 13D for the Issuer filed on September 5, 2008)

Exhibit 99.8	Joint Filing Agreement dated September 11, 2008, by and among Corvina Holdings Limited, Cortaire Limited, Gamay Holdings Limited, Virgin Group Holdings Limited, Sir Richard Branson, Cougar Investments Limited, Plough Investments Limited, Deutsche Bank Trustee Services (Guernsey) and RBC Trustees (CI) Limited.

Annex A

Business Address and Principal Business of the Reporting Persons

Name	Business Address	Principal Business
Corvina Holdings Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Cortaire Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Gamay Holdings Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Virgin Group Holdings Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Sir Richard Branson	Richard’s House, PO Box 1091, The Valley, Virgin Gorda, Necker Island, British Virgin Islands	President of the Virgin Group

Cougar Investments Limited	St. Paul’s Gate, New Street, St. Helier, Jersey, JE4 8YP	Investment holding company

Plough Investments Limited	St. Paul’s Gate, New Street, St. Helier, Jersey, JE4 8YP	Investment holding company

Deutsche Bank Trustee Services (Guernsey) Limited	Lefebvre Court, Lefebvre Street, St. Peter Port, Guernsey, GY16EJ	Provision of trust services

RBC Trustees (CI) Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Provision of trust services

Annex B

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Nicola Margetts Alternate Director to Alison Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cunning Alternate Director to Stephen Murphy	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cortaire Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Ian Keith Cunning Alternate Director to Stephen Murphy	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Alison Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Ian Keith Cunning Alternate Director to Stephen Murphy	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Alison Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Frank Dearie	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Ian Keith Cunning Alternate Director to Stephen Murphy	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie	Trust Manager	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Alison Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
A Brian Conway	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Canada

Martin R C Boyde	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Yogesh Gokool Alternate Director to Nicola J Margetts	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Mauritius

Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Michael Preston Alternate Director to Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of RBC Trustees (CI) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Graham Arthur Huelin	Trust Director	19-21 Bath Street, St Helier, Jersey C.I. JE1 8PB	UK

Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Geraldine Mary O’Rourke	Client Services Director	19-21 Bath Street, St Helier, Jersey C.I. JE1 8PB	Republic of Ireland

Alan George Pearce	Managing Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Stephen Romeril	Managing Director	Le Gallais Chambers, St Helier, Jersey, C.I. JE1 1PB	UK